SICHENZIA ROSS FRIEDMAN FERENCE LLP

61 Broadway – 32nd Floor
New York, NY 10006

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention:	Sonia Bednarowski Anna Nguyen Parker

Re:	Citius Pharmaceuticals, Inc. Amendment No. 2 to Registration Statement on Form S-1 Filed November 4, 2015 File No. 333-206903

Ladies and Gentlemen:

Citius Pharmaceuticals, Inc. (the "Company"), in connection with its filing of amendment no. 2 to its Registration Statement on Form S-1 under the Securities Act (File No. 333-206903) (the "Amended Registration Statement"), hereby responds to the Staff's comments raised in the Staff's comment letter dated October 29, 2015. For ease of reference, the Staff's comments are reproduced below in their entirety, and the Company's responses immediately follow.

General

1.

We note that you have filed this amendment using file number 333-170781. For future amendments relating to this offering, please ensure that you use the file number associated with your Form S-1 filed on September 11, 2015, 333-206903.

Response: The Amended Registration Statement is filed using the file number 333-206903 and all future amendments, if any, relating to this offering will also be filed using the file number 333-206903.

2.

We note your response to our prior comment 1 that you have addressed the violations listed in the letter from the FDA dated June 9, 2014. Please tell us whether, even though you have addressed the violations, there remain risks associated with such violations. To the extent that there are, please disclose in an appropriate section of your prospectus.

Response: In 2014, we received a letter from the FDA notifying us that we were in breach of post-marketing regulations with respect to the promotion and advertisement of Suprenza. Although we previously addressed these violations, there remains a risk that, in the future, we may not be able to comply with post-marketing regulations or other FDA regulatory requirements. This risk has been addressed in the risk factors on page 10 of the Amended Registration Statement.

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3.

We note your response to our prior comment 2. It appears that it is within the Placement Agent's control to decide whether to exercise the Placement Agent Unit Warrants and receive the Placement Agent Warrants that overlie the common stock you are registering for resale. Because the immediately overlying Placement Agent Warrants have not yet been issued, the Placement Agent is not yet at market risk with respect to the Placement Agent Warrants, and the Placement Agent is not irrevocably bound to purchase the Placement Agent Warrants, it does not appear that the underlying common stock can be registered for resale at this time. You may file a new registration statement for the resale of the common stock after the immediately overlying Placement Agent Warrants have been issued. Please revise accordingly.

Response: We have revised the Amended Registration Statement to reflect that shares underlying the warrants issuable upon the exercise of the Placement Agent Unit Warrants are no longer being registered pursuant to the Amended Registration Statement. Specifically, we decreased the amount of shares to be registered by 680,000 shares.

Prospectus Summary, page 2

4.

Please disclose in this section that if all data results from your Phase 2 and Phase 3 studies are positive with respect to your hydrocortisone and lidocaine product, you anticipate being able to file a New Drug Application (NDA) in three to four years. Please also disclose that you are not permitted to market any of your product candidates in the United States until you receive approval of an NDA from the FDA.

Response: On page 2 of the Amended Registration Statement, we have disclosed that if all of the data results from Phase 2 and Phase 3 studies are positive, we anticipate filing a New Drug Application three to four years from the date of the Amended Registration Statement. In addition, we disclosed that although hydrocortisone and lidocaine are FDA approved drugs, we are not permitted to market our product candidates in the United States until we receive approval of an NDA from the FDA.

5.

Please revise to include a brief summary of the post-marketing study of Suprenza required by the FDA and the cost of such study. In addition, please clarify here that "[b]ased upon the losses incurred to date and the limited likelihood of reaching profitability, [you] will likely discontinue the sale of Suprenza." In addition, please clarify here and throughout whether Prenzamax is able to sell Suprenza before the post-marketing study has been completed.

Response: On page 3 of the Amended Registration Statement, we have included a brief summary of the post-marketing study of Suprenza and the cost of such study. In addition, we have disclosed that based upon the losses incurred by the Company and the limited likelihood of reaching profitability, we will likely discontinue the sale of Suprenza. Lastly, on pages 3, 15, 37 and 44 we have disclosed that in general the FDA allows companies to continue selling their product while post-marketing studies are being conducted and, to date, we have not received any communication from the FDA requiring us to stop the sale of Suprenza.

6.

We note your disclosure that "Prenzamax's performance of its duties pursuant to the license agreement has been guaranteed by Akrimax." In an appropriate place in your prospectus, please explain the terms of the guarantee.

Response: On pages 2 and 37 of the Amended Registration Statement, we have disclosed that Akrimax has agreed to act as a guarantor of Prenzamax's obligations pursuant to the exclusive license agreement by and between the Company and Prenzamax. Specifically, Akrimax has guaranteed the full and prompt performance of all of Prenzamax's obligations including the payment of all amounts that become due and payable by Prenzamax.

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7.	Please disclose here, if true, that of the 25% of sales you would receive if Alpex marketed and sold Suprenza, you would pay 35% of such payments to Prenzamax.

Response: On page 3 and throughout the Amended Registration Statement, we have disclosed that we entered into an agreement with Alpex pursuant to which Alpex may use clinical data generated by the Company to file for regulatory approval in markets where the Company is not licensed to sell Suprenza (the "Other Territory"). If Alpex sells Suprenza in the Other Territory, we shall receive 13% of the net sales generated by Alpex. If a third party sells Suprenza in the Other Territory, we shall receive 25% of the royalty received by Alpex. Pursuant to our agreement with Prenzamax, we are required to pay Prenzamax 35% of the proceeds which we receive from Alpex.

Business, page 36

Terms of the license, page 39

Royalty Payments to Alpex, page 40

8.

We note your disclosure on page 41 that "Alpex has the right to market the Products outside the Territory and use clinical data generated by the Company to file for regulatory approvals in markets where the Company is not licensed to sell the Product." Please provide a brief definition of the term "Territory," disclose where you are licensed to sell Suprenza and discuss the term of the license.

Response: On page 41 of the Amended Registration Statement, we have defined Territory as the United States (including all of its states, territories and possessions), Canada and Mexico and clarified that we are licensed to sell Suprenza in the Territory. In addition, we have noted that the agreement by and between the Company and Alpex terminates on the date when royalty payments are no longer payable on net sales of Suprenza.

9.

We note your disclosure that "Prenzamax and Citrus shall each be responsible for fifty percent (50%) of the royalty due to Alpex." Please clarify whether you are responsible for 50% of the cost of goods per tablet to Alpex if Alpex manufactures the Suprenza tablet or if you are only responsible for 50% of the royalty payments if Prenzamex elects to have the tablet manufactured by a third party. In addition, you state that "Alpex shall receive a royalty payment in the amount of eight percent (8%)." Please clarify whether you mean 8% of the cost of purchasing the Suprenza tablet.

Response: On page 41 of the Amended Registration Statement, we have clarified that we are responsible for 50% of the cost of goods per tablet to Alpex if Alpex manufactures the Suprenza tablet, and we are also responsible for 50% of the cost of goods per tablet to any third party which manufactures the Suprenza tablet. In addition, we are also responsible for 50% of the royalty payments if Prenzamex elects to have the tablet manufactured by a third party. Lastly, we have clarified that Alpex shall receive a royalty payment in the amount of eight percent (8%) from net sales.

10.

We note your disclosure that Alpex will pay you 13% of the net sales of Suprenza if Alpex sells Suprenza in markets where you are not licensed to sell it, but, on page 37, you state that Alpex will pay you 25% of the net sales. Please revise for consistency and clarity.

Response: We entered into an agreement with Alpex pursuant to which Alpex may use clinical data generated by the Company to file for regulatory approval in markets where the Company is not licensed to sell Suprenza (the "Other Territory"). If Alpex sells Suprenza in the Other Territory, we shall receive 13% of the net sales generated by Alpex. If a third party sells Suprenza in the Other Territory, we shall receive 25% of the royalty received by Alpex. We have clarified this throughout the Amended Registration Statement.

11.	Please briefly describe how the terms "Milestone" and "down payments" are defined in the agreement with Alpex.

Response: We have omitted references to "milestone" and "down payments" in the Amended Registration Statement and have instead clarified that we shall first receive our out of pocket costs related to the development, clinical studies, regulatory filings and incidental expenses related to obtaining the regulatory approvals for the products and that such out of pocket costs do not include salaries or general and administrative costs incidental to operating the Company.

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IGI Laboratories Supply Agreement, page 46

12.	Please clarify what you mean by "an understanding with IGI" and describe the material terms of such understanding.

Response: On page 46 of the Amended Registration Statement, we have noted that we received a quote from IGI to formulate prototypes of our product for Phase 2 studies and that we have not entered into any other agreement with IGI and may, in the future, seek services from a different manufacturer.

Management, page 48

13.

We note your response to our prior comment 24 that you have been advised that the Placement Agent will not request a nominee to serve on your board of directors. Please tell us whether you have an agreement with the Placement Agent to nominate a member to serve on your board of directors. If you do, please disclose in your prospectus, describe the material terms of the agreement, identify the Placement Agent and file the agreement as an exhibit with the next amendment of your registration statement.

Response: Merriman Capital, Inc. (the "Placement Agent") has waived the right to appoint a director to the Company's board of directors. We do not believe it is necessary to file the waiver as an exhibit to the Amended Registration Statement. However, we can provide the Staff a copy of the waiver upon request.

14.

We note that Mr. Holubiak is a director and officer of other companies in your industry. Please tell us whether you believe this will create conflicts of interests, and revise your prospectus accordingly.

Response: On page 52 of the Amended Registration Statement, we have disclosed that although Mr. Holubiak is an officer and director of other pharmaceutical companies, we do not believe that his role with such companies will result in a conflict of interest.

Transactions with Related Persons, Promoters and Certain Control Persons, page 57

15.

We note your response to our prior comment 27 and reissue in part. Please disclose the material terms of the consulting agreement and identify the party with whom you have signed such agreement and your relationship with the party.

Response: On page 57 of the Amended Registration Statement, we have disclosed that we entered into a consulting agreement (the "Consulting Agreement") with Neeta Wadekar, a stockholder of the Company. In addition, we noted that pursuant to the Consulting Agreement, Mrs. Wadekar shall receive $4,000 a month and will be responsible for managing the Company's accounts, preparing bank reconciliations, assisting with the preparation of financial statements and assisting with the preparation of regulatory filings.

Placement Agent Units and Warrants, page 59

16.

We note your response to our prior comment 11 and reissue in part. Please briefly describe the material terms of the Placement Agent Warrants, including what determines whether they will be exercised on a cash or cashless basis.

Response: On page 59 of the Amended Registration Statement, we noted that the Placement Agent Unit Warrants are exercisable on a cash or cashless basis with respect to the 680,000 shares of common stock which are being registered in the Amended Registration Statement. Of the remaining 680,026 warrants for which the underlying shares are not being registered, 13 are exercisable on a cashless basis and 680,013 are exercisable only on a cash basis.

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Signature, page II-7

17.

We note your response to our prior comment 30 and reissue in part. Please identify Mr. Mazur as your principal financial officer and principal accounting office in the second signature block, as he has signed only in his capacity as your Chief Executive Officer and director.

Response: On page II-7 of the Amended Registration Statement, we have identified identify Mr. Mazur as our principal financial officer and principal accounting officer.

Exhibits

18.	Please filed executed versions of the Exhibits 10.5, 10.6, 10.7, 10.8 and 10.9.

Response: We have filed executed copies of Exhibits 10.5, 10.6, 10.7, 10.8 and 10.9 with the Amended Registration Statement.

As discussed, the Company's financial statements go "stale" on November 13, 2015; accordingly, the Company would appreciate the Staff's cooperation in trying to clear the registration statement prior to such date. Should you have any questions or comments with respect to the foregoing, please contact Arthur Marcus of Sichenzia Ross Friedman Ference LLP, our counsel, at (212) 930-9700.

Very truly yours,

Citius Pharmaceuticals, Inc.

By:	/s/ Leonard Mazur
Name:	Leonard Mazur
Title:	Chief Executive Officer

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